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Jonathan F. Wolcott 703 720 8073 jonathan.wolcott@hklaw.com
May 15, 2009

VIA EDGAR AND HAND DELIVERY

Ms. Kathryn McHale
Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fauquier Bankshares, Inc. Definitive additional materials filed by Mr. David M van Roijen, et al. on April 7, May 6 and May 8, 2009 File No. 000-25805

Dear Ms. McHale:

On behalf of David M. van Roijen, C. Hunton Tiffany, Peter M. van Roijen, Susanne M. Tiffany, William E. Sudduth and Richard C. Stoker (collectively, the "Soliciting Group"), this letter constitutes the Soliciting Group's response to your letter dated May 12, 2009 to me which provided the staff’s comments on the Soliciting Group’s definitive additional soliciting materials filed April 7, May 6 and May 8, 2009 with respect to Fauquier Bankshares, Inc. (the "Company").  For your convenience, the comments are substantially reproduced below followed by our responses.

1.  Factual Support

You have requested that we provide you with support for the statements excerpted below.  Below each such statement you will find factual support for the statement.  We also confirm that in future filings, we will provide a proper factual foundation for the statements we make.

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"During the same period, the Board saw fit to increase the CEO's total compensation from $368,707 to $637,330." (Particularly in light of the Commission's amendments to the executive compensation disclosure rules in 2006) (page 2 of April 27, 2009 definitive additional materials and repeated in the May 6, 2009 definitive additional materials)

Support: The "same period" referred to in the excerpted statement is the period from the end of 2005 to the end of 2008.  As reported in the Summary Compensation Table of the Company's proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on April 20, 2009, the CEO's total compensation for 2008 was $637,300.  As reported in the Summary Compensation Table of the Company's proxy statement on Schedule 14A filed with the SEC on April 12, 2006, the CEO's total compensation for 2005 was $368,707.  These amounts were based on the formulation available to the Soliciting Group, and the Soliciting Group does not have access to information that would reconcile 2005 compensation with the SEC's 2006 amendments to compensation disclosure.

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"From the end of 2005 to the end of 2008, our company's market capitalization declined over 47 % and earnings per share declined 34%. Yet in this period, the company's Board rewarded itself by raising meeting fees 50% and increasing its annual retainer 60%." (emphasis in original) (page 2 of April 27, 2009 definitive additional materials and repeated in the May 6, 2009 definitive additional materials)

Support:  The statement regarding the decline in the Company's market capitalization is based on data generated on April 22, 2009 using SNL Financial LC software ("SNL Financial"), which shows that the market capitalization (total shares outstanding times stock price) of the Company was $45,450,000 as of December 31, 2009 and was $86,120,000 as of December 31, 2005.  This represents a decline of just over 47%.

With respect to the statement regarding the decline in earnings per share, as reported in the Company's annual report on Form 10-K filed with the SEC on March 16, 2009 under "Item 6 – Selected Financial Data," the Company's net income per share (diluted) was $1.60 for 2005 and was $1.03 for 2008.  This represents a decline of approximately 35%.

With respect to the statement regarding increased meeting fees, according to the Company's proxy statement on Schedule 14A filed with the SEC on April 20, 2009, in 2008, non-employee directors of the Company received a fee of $300 for each Company Board meeting attended.  According to the Company's proxy statement on Schedule 14A filed with the SEC on April 12, 2006, in 2005, non-employee directors of the Company received a fee of $200 for each Company Board meeting attended.  $300 represents an increase of 50% over $200.

With respect to the statement about increased annual retainers, according to the Company's proxy statement on Schedule 14A filed with the SEC on April 20, 2009, non-employee directors received aggregate annual retainers of $8,000 for service in 2008 on the Company and its consolidated subsidiaries' boards.  According to the Company's proxy statement on Schedule 14A filed with the SEC on April 12, 2006, non-employee directors received an annual retainer of $5,000 for service during 2005 on the Company and its consolidated subsidiaries' boards.  $8,000 represents an increase of 60% over $5,000.

•	"In 2008 - for the first time in four decades - shareholder equity declined" (page 3 of April 27, 2009 definitive additional materials and repeated in the May 6, 2009 definitive additional materials)

Support:  This statement was made based on Mr. Tiffany's personal knowledge of the financial records of the Company from his time as an executive and a director of the Company and was believed by him to be accurate when made.  Mr. Tiffany began working for the Company in 1965 and served continuously as an employee until 2006, was CEO from 1984 to 2004, and served as Chairman of the Board from 1996 to 2006.  Based on recent materials filed by the Company, however, it appears that this statement may have been incorrect as to one year (1993) in the forty-year period referenced.

•	The Fauquier Bankshares Total Return Performance chart (page 1 of May 8, 2009 definitive additional materials)

Support:  This Total Return Performance chart was generated using SNL Financial on May 5, 2009.  The line showing when Mr. Tiffany stepped down as Chairman was superimposed on the chart.  According to the Company's current report on Form 8-K filed with the SEC on June 26, 2006, Mr. Tiffany stepped down as Chairman of the Company's Board of Directors in June 2006.

•	"declining shareholder returns, declining assets and deposits relative to peers and a huge disconnect between pay and performance" (page 1 of May 8, 2009 definitive additional materials)

Support: The statement regarding declining shareholder returns is based on the Total Return Performance chart reproduced on the May 8, 2009 additional definitive materials that was generated using SNL Financial on May 5, 2009.  The chart shows that the Company's total shareholder return has been declining since late 2005.

The statement regarding declining assets and deposits relative to peers is based on the following data generated by SNL Financial on April 22, 2009:

	Total Assets - Dec. 2005	Total Assets - Dec. 2008	Total Deposits - Dec. 2005	Total Deposits - Dec. 2008
Fauquier Bankshares, Inc.	$481,245,000	$514,515,000	$391,657,000	$400,294,000
VA State Public Bank Median	$302,993,000	$431,738,000	$261,139,000	$339,405,000

Based on this data, the Company's total assets were 1.59 times the VA State Public Bank Median in 2005, and were 1.19 times the VA State Public Bank Median in 2008.  Therefore, total assets have been declining relative to peers.  Also based on this data, the Company's total deposits were 1.50 times the VA State Public Bank Median in 2005, and were 1.18 times the VA State Public Bank Median in 2008.  Therefore, total deposits have been declining relative to peers.

The statement regarding the disconnect between pay and performance is based on the fact that CEO total compensation has increased 73% (see above) during a period (2005-2008) in which the Company's market capitalization and earnings per share declined 47% and 34% respectively (see above) and total shareholder return declined significantly (see above).

•	"the majority of current branches lost deposits during 2006-2008" (page 1 of May 8, 2009 definitive additional materials)

Support:  This statement is based on the below data which was generated using SNL Financial on April 22, 2009.  The data shows that five of eight, or a majority, of the Company's branches lost deposits from 2006 to 2008.

Branch Address	Branch City	Deposit Growth Rate 2006-2008
6464 Main St.	The Plains	30.99%
3543 Catlett Rd.	Catlett	0.86%
5119 Lee Hwy	Warrenton	-13.90%
216 Broadview Ave.	Warrenton	-7.19%
10 Court House Sq.	Warrenton	-1.73%
6207 Station Dr.	Bealeton	23.28%
9071 Center St.	Manassas	-32.59%
8091 Sudley Rd.	Manassas	-6.40%

We note that the Soliciting Group's April 27, 2009 additional definitive materials, which had been sent to shareholders at the time of the May 8, 2009 letter, state that "During 2006 to 2008, five out of eight branches, including the main office, lost deposits" and cited SNL Financial as the source for this statement.

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"a 73% increase in CEO compensation and significantly higher directors fees from 2005-2008, while nearly one-half of your company's market value disappeared" "declining shareholder returns, declining assets and deposits relative to peers and a huge disconnect between pay and performance" (page 2 of May 8, 2009 definitive additional materials)

Support: With respect to the statement regarding CEO compensation, as explained above, according to the Company's proxy materials, total CEO compensation increased 73% from 2005 to 2008.

With respect to the statement regarding director fees, also as explained above, according to the Company's proxy materials, total non-employee director retainers increased 60% from 2005 to 2008 and Company Board meeting fees increased 50% from 2005 to 2008.  We consider these fees to be significantly higher than they were previously on a percentage basis.

With respect to the statement regarding the Company's market value, according to data generated by SNL Financial on April 22, 2009, the market capitalization of the Company was $45,450,000 as of December 31, 2009 and was $86,120,000 as of December 31, 2005.  This represents a decline of 47%, or nearly one-half.

With respect to the statement regarding declining shareholder returns, declining assets and deposits relative to peers and the disconnect between pay and performance, the factual basis for this statement is explained above.

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"CEO and director compensation have rapidly increased." "declining shareholder returns, declining assets and deposits relative to peers and a huge disconnect between pay and performance" (page 1 of May 8, 2009 definitive additional materials)

Support:  With respect to the statement regarding CEO compensation, as explained above, according to the Company's proxy materials, total CEO compensation increased 73% from 2005 to 2008.

With respect to the statement regarding director compensation, also as explained above, according to the Company's proxy materials, total non-employee director retainers  increased 60% from 2005 to 2008 and Company Board meeting fees increased 50% from 2005 to 2008.

With respect to the statement regarding declining shareholder returns, declining assets and deposits relative to peers and the disconnect between pay and performance, the factual basis for this statement is explained above.

2.  Problematic Statements

We note that you have asserted that we made statements in our soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of Fauquier Bankshares' board of directors, or directly or indirectly make charges about them concerning improper, illegal or immoral conduct or associations, all without adequate factual foundation.

While the Soliciting Group does not agree that the excerpted statements have the effects noted, the Soliciting Group confirms that it will not use these or similar statements in our soliciting materials without providing a proper factual foundation for the statements and will avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.

If you have any questions regarding the above responses, please call the undersigned at the above telephone number.

Sincerely

/s/ Jonathan F. Wolcott
Jonathan F. Wolcott, Esq.

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